Ballard Power Systems

News Release

Ballard Appoints New Chief Financial Officer

For Immediate Release – April 2, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that Bruce Cousins has been appointed Vice President and Chief Financial Officer of Ballard, effective April 6, 2009.

“We are very pleased to have Bruce join us as Chief Financial Officer,” said John Sheridan, President and CEO of Ballard. “Bruce brings a great deal of experience to the table, and has proven history moving a company from early stage development through to a highly profitable business. With Bruce’s financial depth, both with a global operations company and with specialized technology companies, he has the ideal background to be Ballard’s Chief Financial Officer.”

“I am looking forward to joining Ballard at this very important time, when the company is so focused on achieving profitability,” said Mr. Cousins. “The prospects for Ballard are very exciting, and I am especially pleased to join the company that is so well known for starting the fuel cell industry, and is now the producer of world leading commercial fuel cell products.”

Bruce Cousins previously served as CFO for Xantrex Technology Inc. and prior to Xantrex, was Executive Vice President and CFO for Aspreva Pharmaceuticals Corporation. During his tenure at Xantrex and Aspreva, Bruce was responsible for all aspects of the finance and administration function, along with leading initial public offerings and major dispositions and financings. Prior to joining Aspreva, Bruce spent 13 years at Johnson & Johnson Corporation in various senior positions. Bruce began his career with Deloitte & Touche LLP and is a Chartered Accountant.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.